August 20, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn: Melissa Kindelan
Christine Dietz

Re: NCR Atleos Corp
Form 10-K for the fiscal year ended December 31, 2023
Form 10-Q for the quarterly period ended June 30, 2024
Response dated August 9, 2024
File No. 001-41728

Dear Division of Corporation Finance, Office of Technology:

This letter is to confirm receipt by NCR Atleos Corp (the “Company”) of the letter, dated August 16, 2024, which sets forth comments from the Division of Corporation Finance, Office of Technology (the “Staff”) of the Securities and Exchange Commission regarding the filing referenced above.

Pursuant to the e-mail correspondence on August 19, 2024, between Andrew R. DuVall, Chief Accounting Officer, of the Company and Christine Dietz, Senior Staff Accountant, of the Staff, please note that the Company intends to provide, via EDGAR, the response requested in your letter on or before September 13, 2024.

In the interim, please do not hesitate to contact me at 770-689-2190 if you have any questions or if we can be of assistance in any way.

Sincerely,

/s/ Paul J. Campbell

Paul J. Campbell
Executive Vice President and
Chief Financial Officer
NCR Atleos Corp

cc: Ricardo J. Nuñez, NCR Atleos Corp
Keith M. Townsend, King & Spalding LLP
Trevor G. Pinkerton, King & Spalding LLP